

Mail Stop 4628

November 2, 2017

Via Email
Thomas P. Chambers
Chief Financial Officer
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re:** **Kosmos Energy Ltd.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 27, 2017**
> **File No. 1-35167**

Dear Mr. Chambers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources